                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the fiscal year ended December 31, 2001

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION 401(K) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            (Name of Plan)
                                       EATON CORPORATION 401(k) SAVINGS PLAN

    Date: June 27, 2002       By:      Eaton Corporation Pension
                                       Administration Committee


                                       By:    /s/ S. J. Cook
                                             -----------------------
                                                  (Signature)
                                           S. J. Cook
                                           Vice President -
                                           Human Resources
                                           Eaton Corporatio

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

Eaton Corporation 401(k) Savings Plan and Trust

December 31, 2001 and 2000 and Year ended December 31, 2001

                 Eaton Corporation 401(k) Savings Plan and Trust

             Audited Financial Statements and Supplemental Schedules


                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..............10
Schedule H, Line 4(j)--Schedule of Reportable Transactions...................11

                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Eaton Corporation 401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2002

               Eaton Corporation 401(k) Savings Plan and Trust

               Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                      2001              2000
                                               -------------------------------------
ASSETS
Investments at fair value:
 Mutual funds                                          $22,817,349       $23,514,386
 Common/collective trust fund                           12,761,074        11,637,810
 Money market fund                                       2,883,743         2,336,134
 Common stock                                            8,769,507         6,597,270
 Participant notes receivable                            1,735,437         1,531,043
                                               -------------------------------------
Total investments                                       48,967,110        45,616,643

RECEIVABLES:
 Contributions-Participants                                 41,664            61,344
 Interest                                                    8,144           518,185
 Stock dividend                                                  -         1,066,568
                                               -------------------------------------
Total receivables                                           49,808         1,646,097
                                               -------------------------------------
Net assets available for benefits                      $49,016,918       $47,262,740
                                               =====================================


See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


ADDITIONS
Investment income:
 Interest and dividends                                       $ 1,137,693

Contributions:
 Participants                                                   5,048,980
 Employer                                                         433,106
                                                        ------------------
                                                                5,482,086
                                                        ------------------
                                                                6,619,779
Deductions
Distributions to participants                                   5,016,889
                                                        ------------------
                                                                1,602,890

Net appreciation in fair value of investments                     151,288
                                                        ------------------

Net increase                                                    1,754,178
Net assets available for benefits at beginning of year         47,262,740
                                                        ------------------
Net assets available for benefits at end of year              $49,016,918
                                                        ==================


See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Corporation 401(k) Savings Plan and Trust (the Plan) have been prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Reserve Fund which is stated at fair value as determined by the trustee. The participant notes receivable are valued at their outstanding balances, which approximate fair value. At December 31, 2000, the Eaton Corporation Common Shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note
5).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The cost of shares sold for mutual funds, Eaton Common Shares Fund, and Axcelis Technologies Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the Company or Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code.

                 Eaton Corporation 401(k) Savings Plan and Trust

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; and IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAMAW Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; and UPIU Local 7967, Cleveland, Ohio; UAW Local 1966, Jackson, Michigan, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Eligible employees may elect to make before-tax or after-tax contributions from 1% to 17% of their compensation. Contributions are allocated by the employee among the investment funds offered by the Plan.

Each participant's account is credited with the participant's contributions, employer matching contributions, if applicable, and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

For certain locations, eligible employees receive an employer match of 50% up to 6% of their compensation. Eligible employees are 100% vested provided the participants are employees on the last day of the plan year in which the matching contributions are made.

                 Eaton Corporation 401(k) Savings Plan and Trust

2. DESCRIPTION OF THE PLAN (CONTINUED)

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2001 on behalf of the Plan.

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed to the Eaton Personal Investment Plan.

3. INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                                DECEMBER 31
                                                                          2001                2000
                                                                   ----------------------------------------

Key Bank Prism Reserve Fund                                          $     12,761,074    $     11,637,810
Employee Benefits Money Market Fund*                                        2,883,743
American Balanced Fund                                                      4,922,148           3,614,097
Vanguard Windsor Fund                                                       3,680,976
Fidelity Contra Fund                                                        3,638,860           4,357,100
Vanguard Institutional Index Fund                                           9,279,577          11,879,258
Eaton Corporation Common Shares*                                            7,518,610           6,597,270

                                                                               6
     *   Includes nonparticipant-directed contributions

                 Eaton Corporation 401(k) Savings Plan and Trust

3. INVESTMENTS (CONTINUED)

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as follows:

      Common/collective trust fund                         $       866,865
      Shares of registered investment companies                 (2,234,155)
      Common stock                                               1,518,578
                                                           ---------------
                                                           $       151,288
                                                           ===============

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             DECEMBER 31
                                                       2001                2000
                                                ----------------------------------------
Net assets:
   Eaton Corporation Common Shares                 $    7,518,610      $    6,597,270
   Key Trust EB Money Market Fund                         270,096             222,879
   Receivables:
     Employee contribution                                  6,129               9,901
     Interest                                                 419               1,295
     Stock dividend                                             -           1,066,568
                                                ----------------------------------------
                                                   $    7,795,254      $    7,897,913
                                                ========================================

                 Eaton Corporation 401(k) Savings Plan and Trust

3. INVESTMENTS (CONTINUED)

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                               2001
                                                        --------------------
Changes in net assets:
   Contributions                                           $    1,102,312
   Net appreciation in fair value of investments                  185,407
   Interest and dividends                                         943,890
   Net transfers to participant directed funds                   (537,772)
   Distributions to participants                               (1,796,496)
                                                        --------------------
   Net decrease                                            $     (102,659)
                                                        ====================


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2001, the Plan received $185,407 in common stock dividends from the Company.

                 Eaton Corporation 401(k) Savings Plan and Trust

5. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable from Eaton Corporation of $1,066,568 in Axcelis common stock at December 31, 2000.

The Plan has established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash. Cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the participant's account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

                 Eaton Corporation 401(k) Savings Plan and Trust

                        EIN: 34-0196300 Plan Number: 162

                    Schedule H, Line 4(i)-Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                                                            DESCRIPTION OF INVESTMENT
                                                           INCLUDING MATURITY DATE,
                IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, COLLATERAL,                    CURRENT
                   LESSOR OR SIMILAR PARTY                  PAR OR MATURITY VALUE          COST             VALUE
-----------------------------------------------------------------------------------------------------------------------------------
    MUTUAL FUNDS
    American Balanced Fund                                            310,546 shares                         $ 4,922,148
    Vanguard Windsor Fund                                             235,357 shares                           3,680,976
    Vanguard Institutional Index Fund                                  88,470 shares                           9,279,577
    Fidelity Contra Fund                                               85,080 shares                           3,638,860
    Templeton Foreign Fund                                            140,085 shares                           1,295,788
                                                                                                            -------------
                                                                                                              22,817,349

    COMMON/COLLECTIVE TRUST FUND
*   Key Bank Prism Reserve Fund                                        68,055 shares                          12,761,074

    MONEY MARKET FUND
*   Key Bank Employee Benefits Money Market Fund                     2,883,743 units      $ 2,883,743          2,883,743

    COMMON STOCK FUNDS
*   Eaton Corporation Common Shares                                   101,043 shares        6,721,753          7,518,610
    Axcelis Technologies, Inc. Common Shares                           97,044 shares                           1,250,897
                                                                                                           --------------
                                                                                                               8,769,507

*   PARTICIPANT NOTES                                           6.5% - 10.5%;
                                                             variable maturities                               1,735,437
                                                                                                           --------------
                                                                                                            $ 48,967,110
                                                                                                           ==============


*    Indicates a party-in-interest to the Plan.

                 Eaton Corporation 401(k) Savings Plan and Trust

                        EIN: 34-0196300 Plan Number: 162

            Schedule H, Line 4(j)-Schedule of Reportable Transactions

                          Year ended December 31, 2001


                                            Purchase        Selling         Cost of        Current
          Description of Asset                Price          Price           Asset          Value       Net Gain
-------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*   Eaton Corporation Common Shares          $ 4,925,341                    $ 4,925,341   $ 4,925,341
                                                            $ 5,004,746       4,566,719     5,004,746     $438,027

*   Key Bank  Employee Benefits
    Money Market Fund                          8,074,170                      8,074,170     8,074,170
                                                              7,964,489       7,964,489     7,964,489            -


*   Indicates a party-in-interest to the Plan.


There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2001.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit



23                         Consent of Ernst & Young LLP.